UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

961815107

(CUSIP Number)

Sumner M. Redstone
National Amusements, Inc.
846 University Avenue
Norwood, Massachusetts 02062
Telephone: (781) 461-1600

with a copy to:
Louis J. Briskman, Esq.
CBS Corporation
51 West 52nd Street
New York, New York 10019
Telephone: (212) 975-4321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO NETWORK INC. I.R.S. Identification No. 52-1859471
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO MEDIA CORPORATION I.R.S. Identification No. 13-2766282
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO INC. I.R.S. Identification No. 13-4142467
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS BROADCASTING INC. I.R.S. Identification No. 13-0590730
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTINGHOUSE CBS HOLDING COMPANY, INC. I.R.S. Identification No. 25-1776511
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS CORPORATION I.R.S. Identification No. 04-2949533
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. Identification No. 04-3446887
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS [ ] 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See [ ] Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 961815107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See [ ] Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.            Security and Issuer

This Amendment No. 9 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2000, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share (the “Common Shares”), of Westwood One, Inc., a Delaware corporation (“Westwood” or the “Issuer”) with its principal executive office located at 40 West 57th Street, New York, New York 10019. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.           Identity and Background

Item 2 is amended and restated in its entirety as follows:

“This Statement is filed by CBS Radio Network Inc. (“CRNI”), CBS Radio Media Corporation (“CRMC”), CBS Radio Inc. (“CBS Radio”), CBS Broadcasting Inc. (“CBSBI”), Westinghouse CBS Holding Company, Inc. (W/CBS HCI”), CBS Corporation (“CBS”), NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Mr. Sumner M. Redstone (“Mr. Redstone”) (collectively, the “Reporting Persons”).

CRNI, a Delaware corporation, has its principal executive office at 40 West 57th Street, New York, New York 10019. CRNI’s principal business is radio broadcasting. 100% of the issued and outstanding stock of CRNI is owned by CRMC.

CRMC, a Delaware corporation, has its principal executive office at 40 West 57th Street, New York, New York 10019. CRMC’s principal business is radio broadcasting. 100% of the issued and outstanding stock of CRMC is owned by CBS Radio.

CBS Radio, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. CBS Radio’s principal business is radio broadcasting. 100% of the outstanding stock of CBS Radio is owned by CBSBI.

CBSBI, a New York corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. CBSBI’s principal businesses are the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

W/CBS HCI, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI’s principal business is television broadcasting. 100% of the issued and outstanding stock of W/CBS HCI is owned by CBS.

CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019, and is a worldwide entertainment company. At December 31, 2009, NAIRI owned approximately 79% of CBS’s Class A Common Stock, par value $.001 per share, and approximately 6% of CBS’s Class A Common Stock and Class B Common Stock, par value $.001 per share, on a combined basis.

NAIRI, a Delaware corporation, has its principal office at 846 University Avenue, Norwood, Massachusetts 02062 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

NAI, a Maryland corporation, has its principal office at 846 University Avenue, Norwood, Massachusetts 02062. NAI’s principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 846 University Avenue, Norwood, Massachusetts 02062. Mr. Redstone’s principal occupation is Executive Chairman of the Board of CBS, Chairman of the Board and Chief Executive Officer of NAI and Chairman and President of NAIRI.

The executive officers and directors of CRNI, CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI, as of February 16, 2010, are set forth on Schedules I through VIII attached hereto, containing the following information with respect to each such person:

(a)	Name;

(b)	Residence or business address; and

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VIII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each person identified on Schedules I through VIII attached hereto is a citizen of the United States.”

Item 4.           Purpose of Transaction

Item 4 is amended by the addition of the following:

“According to Westwood’s Quarterly Report on Form 10-Q for the period ending September 30, 2009 (the “Q3 2009 Form 10-Q”), on April 23, 2009, Westwood completed a refinancing of substantially all of its outstanding long-term indebtedness and a recapitalization of its equity.  In addition, at a special meeting of Westwood’s stockholders on August 3, 2009, Westwood’s stockholders approved amending Westwood’s Restated Certificate of Incorporation to increase the number of authorized shares of Common Shares from 300,000,000 to 5,000,000,000 and amending Westwood’s Certificate of Incorporation to effect a 200 for 1 reverse stock split of outstanding Common Shares (collectively, the “Charter Amendments”).  This resulted in the automatic conversion of all shares of preferred stock into Common Shares and the cancellation of outstanding warrants to purchase Common Shares.  The Charter Amendments were made in connection with Westwood’s refinancing of its debt.

The foregoing description of Westwood’s refinancing, recapitalization and the Charter Amendments does not purport to be complete and is qualified in its entirety by reference to the Q3 2009 Form 10-Q.

As a result of Westwood’s refinancing, recapitalization and the Charter Amendments and through no action by any of the Reporting Persons, the Reporting Persons’ interest in Westwood was diluted to less than 1%.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them, subject to any limitations set forth in any applicable agreements.”

Item 5.	Interest in Securities of the Issuer

Item 5 is amended as follows:

"(a) and (b).

CRNI is the direct owner, with shared dispositive and voting power, of 80,000 Common Shares, or less than 1% of the Issuer's issued and outstanding Common Shares (based on 20,312,000 Common Shares reported by the Issuer to be issued and outstanding as of November 6, 2009, as reported by the Q3 2009 Form 10-Q).

CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI are each a beneficial owner, with shared dispositive and voting power, of 80,000 Common Shares, or less than 1% of the Issuer's issued and outstanding Common Shares (based on 20,312,000 Common Shares reported by the Issuer to be issued and outstanding as of November 6, 2009, as reported by the Q3 2009 Form 10-Q).

As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 80,000 Common Shares, or less than 1% of the Issuer's issued and outstanding Common Shares (based on 20,312,000 Common Shares reported by the Issuer to be issued and outstanding as of November 6, 2009, as reported by the Q3 2009 Form 10-Q).

(e).        On August 3, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended as follows:

“The information set forth under Item 4 of this Amendment is incorporated by reference into Item 6. Except as described in Item 4 of the Schedule 13D, none of the Reporting Persons has entered into or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statements on and amendments to Schedule 13D filed by certain of the Reporting Persons and any of their predecessors.”

Item 7.            Material to Be Filed as Exhibits

1.
Joint Filing Agreement, dated March 7, 2008, among CBS Radio Network Inc., CBS Radio Media Corporation, CBS Radio Inc., CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., CBS Corporation, NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: February 16, 2010

CBS RADIO NETWORK INC.

By:	/s/LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS RADIO MEDIA CORPORATION

By:	/s/LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS RADIO INC.

By:	/s/LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS BROADCASTING INC.

By:	/s/ANGELINE C. STRAKA
Name:	Angeline C. Straka
Title:	Senior Vice President and Secretary

WESTINGHOUSE CBS HOLDING COMPANY, INC.

By:	/s/ANGELINE C. STRAKA
Name:	Angeline C. Straka
Title:	Senior Vice President and Secretary

CBS CORPORATION

By:	/s/ANGELINE C. STRAKA
Name:	Angeline C. Straka
Title:	Senior Vice President, Deputy General Counsel and Secretary

NAIRI, INC.

By:	/s/SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Chairman and President

NATIONAL AMUSEMENTS, INC.

By:	/s/SUMNER M. REDSTONE
Name	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

By:	/s/SUMNER M. REDSTONE
Name	Sumner M. Redstone
Title:	Individually

SCHEDULE I
Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Radio Network Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE I
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Radio Network Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Jo Ann Haller Senior Vice President and General Counsel	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Senior Vice President and General Counsel CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Scott Herman Executive Vice President	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Anton W. Guitano Executive Vice President of Finance and Operations and Chief Financial Officer	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President of Finance and Operations and Chief Financial Officer CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Michael Weiss Executive Vice President	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President CBS Radio Inc. 51 West 52nd Street New York, NY 10019

SCHEDULE II

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Radio Media Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Jo Ann Haller Senior Vice President and General Counsel	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Senior Vice President and General Counsel CBS Radio Inc. 51 West 52nd Street New York, NY 10019

SCHEDULE II
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Radio Media Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Scott Herman Executive Vice President	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anton W. Guitano Executive Vice President of Finance and Operations and Chief Financial Officer	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President of Finance and Operations and Chief Financial Officer CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Michael Weiss Executive Vice President	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President CBS Radio Inc. 51 West 52nd Street New York, NY 10019

SCHEDULE III

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Radio Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Jo Ann Haller Senior Vice President and General Counsel	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Senior Vice President and General Counsel CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Scott Herman Executive Vice President	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President CBS Radio Inc. 51 West 52nd Street New York, NY 10019

SCHEDULE III
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Radio Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anton W. Guitano Executive Vice President of Finance and Operations and Chief Financial Officer	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President of Finance and Operations and Chief Financial Officer CBS Radio Inc. 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Michael Weiss Executive Vice President	CBS Radio Inc. 51 West 52nd Street New York, NY 10019	Executive Vice President CBS Radio Inc. 51 West 52nd Street New York, NY 10019

SCHEDULE IV

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Broadcasting Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Harry Isaacs Executive Vice President	CBS Broadcasting Inc. 4024 Radford Avenue Studio City, CA 91604	Executive Vice President CBS Broadcasting Inc. 4024 Radford Avenue Studio City, CA 91604
Jonathan H. Anschell Executive Vice President and General Counsel	CBS Broadcasting Inc. 4024 Radford Avenue Studio City, CA 91064	Executive Vice President and General Counsel CBS Broadcasting Inc. 4024 Radford Avenue Studio City, CA 91064
Sean McManus Executive Vice President	CBS News and Sports 51 West 52nd Street New York, NY 10019	President, CBS News and Sports CBS Corporation 51 West 52nd Street New York, NY 10019
Armando Nunez Executive Vice President	CBS Studios International 7800 Beverly Blvd. Los Angeles, CA 90036	President CBS Studios International 7800 Beverly Blvd. Los Angeles, CA 90036
Bruce C. Taub Executive Vice President and Chief Financial Officer	CBS Television Network 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019
Nancy Tellem Executive Vice President	CBS Broadcasting Inc. 4024 Radford Avenue Studio City, CA 91064	Executive Vice President CBS Broadcasting Inc. 4024 Radford Avenue Studio City, CA 91604
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE V

Name, business address and present principal occupation or
employment of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and General Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE V
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone	CBS Corporation 1515 Broadway New York, NY 10036
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
CBS Corporation
1515 Broadway
New York, NY 10036

David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Joseph A. Califano Jr.	The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017	Founder and Chairman The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017
William S. Cohen	The Cohen Group 500 Eighth Street, N.W. Suite 200 Washington, D.C. 20004	Chairman and Chief Executive Officer The Cohen Group 500 Eighth Street, N.W. Suite 200 Washington, D.C. 20004
Gary L. Countryman	Liberty Mutual 175 Berkeley Street Boston, MA 02116	Chairman Emeritus Liberty Mutual 175 Berkeley Street Boston, MA 02116
Charles K. Gifford	Bank of America 100 Federal Street Boston, MA 02110	Chairman Emeritus Bank of America 100 Federal Street Boston, MA 02110

SCHEDULE VI
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leonard Goldberg	Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210	President Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210
Bruce S. Gordon	c/o CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Not Applicable
Linda M. Griego	Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017	President and Chief Executive Officer Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017
Arnold Kopelson	Kopelson Entertainment 15335 Morrison Street, Suite 375 Sherman Oaks, CA 91403	Co-Chairman & President Kopelson Entertainment 15335 Morrison Street, Suite 375 Sherman Oaks, CA 91403
Leslie Moonves	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Doug Morris	Universal Music Group 1755 Broadway 7th Floor New York, NY 10019	Chairman & CEO Universal Music Group 1755 Broadway 7th Floor New York, NY 10019
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of Directors of CBS Corporation and President of National Amusements, Inc. National Amusements, Inc.

SCHEDULE VI
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Frederic V. Salerno	CBS Corporation 51 West 52nd Street New York, NY 10019	Retired Not Applicable

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Executive Chairman of the Board and Founder	CBS Corporation 1515 Broadway New York, NY 10036
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
CBS Corporation
1515 Broadway
New York, NY 10036

Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman Executive Vice President and General Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Affairs	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Affairs CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Gil Schwartz Executive Vice President and Chief Communications Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Communications Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President, Deputy General Counsel and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VII
Name, business address and present principal occupation or
employment of the directors and executive officers of

NAIRI, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of Directors of CBS Corporation and President of National Amusements, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Sumner M. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

SCHEDULE VII
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

NAIRI, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

Shari E. Redstone Executive Vice President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of Directors of CBS Corporation and President of National Amusements, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Thaddeus Jankowski Vice President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Richard Sherman Vice President, Treasurer and Assistant Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President, Treasurer and Assistant Secretary of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Lisa Martignetti Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Secretary National Amusements, Inc. 846 University Avenue Norwood, MA 02062

SCHEDULE VIII

Name, business address and present principal occupation or
employment of the directors and executive officers of

National Amusements, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of Directors of CBS Corporation and President of National Amusements, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Sumner M. Redstone	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

SCHEDULE VIII
(Continued)

Name, business address and present principal occupation or
employment of the directors and executive officers of

National Amusements, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and Chief Executive Officer	National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.
National Amusements, Inc.
846 University Avenue
Norwood, MA  02062

Shari E. Redstone President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice Chair of the Board of Directors of CBS Corporation and President of National Amusements, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Thaddeus Jankowski Vice President	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Richard Sherman Vice President, Treasurer and Assistant Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Vice President, Treasurer and Assistant Secretary of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 846 University Avenue Norwood, MA 02062
Lisa Martignetti Secretary	National Amusements, Inc. 846 University Avenue Norwood, MA 02062	Secretary National Amusements, Inc. 846 University Avenue Norwood, MA 02062

EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated March 7, 2008 (the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share, of Westwood One, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 7th day of March 2008.

CBS RADIO NETWORK INC.

By:	/s/LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS RADIO MEDIA CORPORATION

By:	/s/LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS RADIO INC.

By:	/s/LOUIS J. BRISKMAN
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS BROADCASTING INC.

By:	/s/ANGELINE C. STRAKA
Name:	Angeline C. Straka
Title:	Senior Vice President and Secretary

WESTINGHOUSE CBS HOLDING COMPANY, INC.

By:	/s/ANGELINE C. STRAKA
Name:	Angeline C. Straka
Title:	Senior Vice President and Secretary

CBS CORPORATION

By:	/s/ANGELINE C. STRAKA
Name:	Angeline C. Straka
Title:	Senior Vice President, Deputy General Counsel and Secretary

NAIRI, INC.

By:	/s/SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Chairman and President

NATIONAL AMUSEMENTS, INC.

By:	/s/SUMNER M. REDSTONE
Name	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

By:	/s/SUMNER M. REDSTONE
Name	Sumner M. Redstone
Title:	Individually